CURVATURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	302,396
Receivable from clearing broker		120,957
Securities owned, at estimated fair value		499,725
Prepaid expenses		46,626
Deposits		1,530
Total assets	$	971,234

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	10,927
Due to affiliate		27,482
Total liabilities		38,409
Members' equity		932,825
Total liabilities and members' equity	$	971,234

See accompanying notes